FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Dolly Varden Silver Corporation ("Dolly Varden" or the "Company")
Suite 3123 - 595 Burrard Street
PO Box 49139
Three Bentall Centre
Vancouver, BC V7X 1J1

2. Date of Material Change

June 26, 2025.

3. News Release

A news releases were disseminated in Canada on June 26, 2025 through the services of Newsfile, and a copy was subsequently filed under the Company's profile on SEDAR+.

4. Summary of Material Change

On June 26, 2025, Dolly Varden closed its previously announced bought deal financing for aggregate gross proceeds to the Company of $28,755,500.

5.1 Full Description of Material Change

On June 26, 2025, Dolly Varden closed its previously announced bought-deal private placement for aggregate gross proceeds to the Company of $28,755,500, pursuant to which Dolly Varden sold:

a) 2,445,500 common shares of the Company ("Common Shares") at a price of $4.60 per Common Share for gross proceeds of $11,249,300, issued on a prospectus-exempt basis pursuant to the 'listed issuer financing exemption' (LIFE) under applicable Canadian securities laws (the "LIFE Offering");

b) 1,128,000 Common Shares that qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") and were issued as part of a charity arrangement (each, a "Charity FT Share") at a price of $6.65 per Charity FT Share for gross proceeds of $7,501,200, to be issued under the LIFE Offering; and

c) 1,740,000 Common Shares qualify as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act (each, a "FT Share") at a price of $5.75 per FT Share for gross proceeds of $10,005,000, to be issued on a prospectus exempt basis (the "Private Placement Offering", and together with the LIFE Offering, the "Offerings").

The Offerings were completed on a bought deal private placement basis pursuant to an underwriting agreement dated June 26, 2025 between the Company and a syndicate of underwriters co-led by Research Capital Corporation, as sole bookrunner, and Raymond James Ltd., and included Haywood Securities Inc. (collectively, the "Underwriters").

The net proceeds from the sale of Common Shares will be used for working capital and general corporate purposes. The gross proceeds from the sale of Charity FT Shares and FT Shares will be used for further exploration, mineral resource expansion and drilling in the combined Kitsault Valley project and other mineral properties, located in northwestern British Columbia, Canada, as well as for working capital as permitted, as Canadian Exploration Expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Tax Act that will qualify as "flow-through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia), which will be renounced with an effective date no later than December 31, 2025 to the initial purchasers of Charity FT Shares and FT Shares.

The Common Shares and Charity FT Shares issued pursuant to the LIFE Offering are not subject to a statutory hold period. The FT Shares issued pursuant to the Private Placement Offering are subject to a hold period in Canada expiring on October 27, 2025.

In connection with the closing of the Offerings, the Underwriters received a cash fee equal to $1,437,775, representing 5.0% of the gross proceeds of the Offerings. Eventus Capital Corp. is a special advisor to the Company.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

Shawn Khunkhun, CEO and Director Telephone: 1-604-602-1440 info@dollyvardensilver.com

9. Date of Report

June 27, 2025.

Forward-Looking Statements

This material change report contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. These forward‐looking statements or information relate to, among other things: the intended use of proceeds from the Offerings.

Forward-looking statements in this material change report include, among others, statements relating to expectations regarding the expected closing date of the Offerings, and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance.

The forward-looking information contained in this material change report represents the expectations of the Company as of the date of this material change report and, accordingly, is subject to change after such date.

Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.